December 21, 2006

Via Fax: (202) 772-9368

United States Securities and Exchange Commission
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

Attention:  Jill S. Davis
Branch Chief

Dear Ms. Davis:

Re: Baytex Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Response Letter Dated October 18, 2006
File No. 001-32754

The following are responses of the Baytex Energy Trust (the “Trust”) to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Trust’s Annual Report on Form 40-F for the year ended December 31, 2005, as filed with the Commission on March 31, 2006, in a letter from Jill S. Davis, dated November 15, 2006 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Trust’s responses to the Staff’s comments are as follows:

Form 40-F for the Fiscal Year ended December 31, 2005

Managements’ Discussion and Analysis, page 1

1.
We note your response to prior comments three and four. It continues to remain unclear how you have presented with equal or greater prominence the most directly comparable measure calculated in accordance with GAAP and reconciled these per unit cash flow measures to the most directly comparable measure calculated in accordance with GAAP given the absence of a comparable measure under Canadian GAAP. In this regard we note CICA 1540.53 to 55.

We respectfully advise the Staff that throughout the MD&A the disclosure related to net income have been displayed with equal or greater prominence than the disclosures related to cash flow from operations, with the exception of the disclosures on page 25, which we plan to revise as discussed below. On page 1 of the MD&A in the first line of the second paragraph we note that net income and cash flow from operations are the key measures which the Trust uses to evaluate performance, and as such the introduction of the concepts is presented with equal prominence. The net income of the Trust and the various components of net income are discussed on pages 11 through 17 of the MD&A, where no discussion of cash flow from operations is present. We believe this presents net income with greater prominence than cash flow from operations. We believe that once we include the amendments we propose below on page 25, the measures of cash flow from operations and net income both in gross terms and on a per unit basis, will presented in that section of the MD&A with equal prominence.

We believe that net income and net income per unit are the GAAP measures most directly comparable to cash flow from operations and cash flow from operations per unit. Both are annual financial measures of the performance of the Trust, and the reconciling items are easy identifiable. Both measures are periodic measures, and provide information to the users of the financial statements on the ability of the Trust to generate annual returns of either income or cash. The business activities (selling commodities, incurring operating expenses, etc.) which result in changes in net income also result in changes in cash flow from operations, with some differences in the method of reporting and computation of the measure. When we selected net income, we came to the conclusion that there was no Canadian GAAP measure which we were able to identify which more closely related to cash flow from operations. The CSA Staff Notice 52-306 Non-GAAP Financial Measures does not provide any guidance as to identification of the most directly comparable measures under GAAP, and therefore we believe it affords sufficient latitude to issuers identify those measures which they believe are comparable to the GAAP measures.

We plan to amend the second paragraph of our MD&A as follows (changes from original filing underlined):

The Trust evaluates performance based on net income and cash flow from operations. Cash flow from operations and cash flow from operations per unit are not measurements based on generally accepted accounting principles (“GAAP”), but are financial terms commonly used in the oil and gas industry. Cash flow from operations represents cash generated from operating activities before changes in non-cash working capital, deferred charges and other assets and deferred credits. The Trust’s determination of cash flow from operations may not be comparable with the calculation of similar measures for other entities. The Trust considers cash flow from operations a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unit holders and capital investment. The most directly comparable measure calculated in accordance with GAAP is net income, and net income per unit. A reconciliation of net income to cash flow is for each years presented is shown with the Quarterly Information which follows in this report.

In addition we plan to amend our filing to insert the table attached as Appendix 1 just after the heading “Quarterly Information” on page 25.

Evaluation of Disclosure Controls and Procedures, page 27

2.
We note your response to prior comment five. Please note that your disclosure as set forth on page three indicates that there have been no significant changes to the Company’s controls which does not comply with the requirement to disclosure any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has “materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.” Please revise your disclosure accordingly, if true or otherwise advise.

Please note the certifications in Exhibit 99.4 and 99.5 of the Form 40-F, point 4(c) in each certification. These disclosures reflect the wording you noted in the staff’s comments, and as such we believe are in compliance with paragraph (d) of Exchange Act Rules 13a-15 or 15d-15.

In addition, we propose to amend our disclosure on page 3 to read as follows (changes from the original filings are underlined):

There have been no changes to the Company’s internal control over financial reporting or in other factors that materially affected, or is reasonably likely to materially affect, internal control over financial reporting during the fiscal period covered by this report.

Financial Statements

Note 4 Corporate Acquisition

3.
We note your response to prior comment eight indicating that you have concluded that the acquisition of the West Stoddart area in Northeast British Columbia on December 22, 2004 and producing properties in the Celtic area of Saskatchewan do not qualify as business acquisitions under SFAS 141 or EITF Issue 98-3. However, we note that these interests appear to be producing properties which typically meet the definition of a business for U.S. GAAP reporting purposes. Please explain how you consider the guidance in the Division of Corporation Finance’s Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, Item C. Financial Statements for Acquired Oil & Gas Producing Properties of Part III. Guidance about Financial Statement Requirements which can be located at our website at:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

As we noted in our response of October 18, 2006 we believe that under Canadian and US GAAP principles the Stoddard and Celtic acquisitions are properly considered as property acquisitions and not as acquisitions of a business.

For greater clarity, the following is an evaluation of these acquisitions in relation to the criteria set forth EITF ISSUE 98-3 and EIC-124. For purposes of this analysis, the comments are equally applicable to each of the Stoddart and Celtic transactions.

Inputs

•
Long lived proved oil and gas reserves were acquired, along with the rights to exploit future discoveries within the leasehold areas, and the associated tangible wellhead equipment. No other assets were acquired.

•
No technical or support staff (engineers, accountants, admin, IT) joined Baytex as a result of the acquisitions. Some field operating staff joined Baytex as a result of the acquisitions; however additional staff were hired in order to maintain operations.

•	Records obtained were limited to well file and land file information, which is similar to other acquisitions the Trust had completed. No intellectual property was acquired.

•	No accounting data or systems were acquired.

Processes

•	No systems or protocols were obtained through this acquisition. Post acquisition, all properties were managed using Baytex’s policies and procedures.

•	Field gathering volumetric system was not acquired in the transactions

Outputs

•	All product sales are marketed by Baytex marketing department to its own selected counterparties. No customer list was acquired from the vendors.

Based on these criteria, Baytex concluded that the acquisition did not meet the criteria of a business acquisition under US GAAP. As noted in our earlier letter, this is consistent with the Canadian GAAP treatment.

We believe that you are suggesting that the Guidance you are referring us to requires that for US GAAP purposes, all property acquisitions are deemed to be business acquisitions. With respect, we note that our understanding of that Guidance is that an acquisition of a producing property may be deemed to be a business acquisition for specific reporting purposes only, not necessarily for general GAAP. The specific purposes are noted in Rule 3-05 of Regulation S-X and Form 8-K. Rule 3-05 requires that in certain circumstances, historic financial statements reflecting the acquired business must be presented. Rule 3-05 (b)(2) note that in determining the requirement to file financial statements for acquired businesses, and the registrant must look to the definitions of “significant subsidiary” in Rule 1-02(w). If none of the conditions noted in that rule exceed 20%, additional reporting is not required per Rule 3-05(b)(2)(i).

The conditions noted in Rule 1-02(w) are (1) the registrants investment in and advances to the “subsidiary” as a percentage of total assets of the registrant , (2) percentage of registrants share of total assets of the subsidiary as a percentage of the total assets of the registrant and (3) the registrants equity in the income from continuing operations of the subsidiary before income taxes, extraordinary items, and cumulative effect of a change in accounting principle, all for the most recently completed fiscal year.

In December of 2004, Baytex acquired the interest in the Stoddart area of British Colombia for total proceeds of $109 million (Cdn). At the end of 2003, total assets of the Trust were $982 million (Cdn), and as such, the acquisition did not exceed 20% of the condition in either paragraph 1 or 2 of Rule 1-02(w).

In September of 2005, Baytex acquired the interest in the Celtic area of Saskatchewan for total proceeds of $69 million (Cdn). At the end of 2004, total assets of the Trust were $1.104 billion (Cdn), and as such, the acquisition did not exceed 20% of the condition in either paragraph 1 or 2 of Rule 1-02(w).

For both acquisitions, it is not possible for us to explicitly apply the income test, as both properties were acquired from multinational corporations which included the properties in their consolidated results. In both transactions, the acquired assets would likely be considered immaterial to the vendor. As a proxy for income, production from Stoddart was 3,300 barrels of oil equivalent per day production, where our 2004 annul production was 34,022 barrels of oil equivalent per day. Production from the Celtic property was 3,500 barrels of oil equivalent per day of oil and gas production, while our annul production for 2005 averaged 35,177 barrels of oil equivalent per day. In neither case do the acquisitions represent more than 20% of annual average production.

Baytex believes that under both US and Canadian GAAP these acquisitions are appropriately treated as property acquisitions. We further believe that in applying the Guidance you have shared with us, no additional disclosure is required as a result of the acquisition being deemed to have been business acquisitions.

Note 19 Differences Between Canadian and United States Generally Accepted Accounting Principles

4.
We note your response to prior comment 13 indicating you will expand your future disclosures regarding how you consider the cost of properties not being amortized in your full costs ceiling analysis. Please provide us with the text of your intended disclosure.

The following is our proposed additional disclosure regarding the cost of properties not being amortized in our full cost ceiling analysis:

Under U.S. GAAP, the book value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent, (based on prices and costs at the balance sheet date) plus the lower of cost and fair value of unproven properties including the cost of properties not being amortized. The cost of properties excluded from the depletion base consists of the cost of unevaluated land.

On December 1, 2006, Baytex announced its intent to refile its Form 40-F in order to reflect corrections to previously reported reconciliations between Canadian and U.S. GAAP. We enclose a copy of the amended note disclosure for your reference. Our intention is to refile the 2005 Form 40-F for this item, as well as the first and second point noted in this letter as soon as practical once we receive your concurrence with the contents of this letter.

Should you have any concerns related to any of the content noted here, please do not hesitate to contact the undersigned at 403-538-3639 or by e-mail at derek.aylesworth@baytex.ab.ca.

Yours truly,

BAYTEX ENERGY TRUST

W. Derek Aylesworth, C.A.
Chief Financial Officer

WDA/pm
Attachments

cc: Mr. Jim Murphy